CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$22,482,110	$2,576.45

November 2011 Pricing Supplement No. 14 Registration Statement No. 333-177923 Dated November 22, 2011 Filed pursuant to Rule 424(b)(2)

Structured Investments

Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due May 25, 2012

Performance Leveraged Upside SecuritiesSM

Registration Statement Update

The prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008 and the product supplement no. MS-9-A-II dated March 7, 2011, all of which were referenced in the preliminary terms dated October 25, 2011, relating to your PLUS (filed under the registration statement no. 333-155535), have been superseded by the accompanying prospectus dated November 14, 2011, the accompanying prospectus supplement dated November 14, 2011, and the accompanying product supplement no. MS-1-I dated November 22, 2011 and the accompanying underlying supplement no 1-I dated November 14, 2011 (each filed under the registration statement no. 333-177923), respectively.

The PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in the accompanying product supplement no. MS-1-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the closing value of the asset on the valuation date. All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co. The investor may lose some or all of the stated principal amount of the PLUS.

FINAL TERMS – NOVEMBER 22, 2011
Issuer:	JPMorgan Chase & Co.
Maturity date:	May 25, 2012, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-I.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$22,482,110
Payment at maturity:	If the final index value is greater than the initial index value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value, for each $10 stated principal amount PLUS,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,188.04, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the valuation date
Valuation date:	May 22, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-I.
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.30 (113% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	November 22, 2011
Original issue date:	November 28, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46636T275 / US46636T2758
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per PLUS	$10.00	$0.15	$9.85
Total	$22,482,110.00	$337,231.65	$22,144,878.35
(1)	The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-31 of the accompanying product supplement no. MS-1-I.
(2)	The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.950 per PLUS. Please see “Syndicate Information” on page 5 for further details.
(3)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”). See “Underwriting (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. MS-1-I.

Investing in the PLUS involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. MS-1-I, “Risk Factors” beginning on page US-I of the accompanying underlying supplement no. 1-I and “Risk Factors” beginning on page 6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-1-I, Underlying Supplement No. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Product supplement no. MS-1-I dated November 22, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

Underlying supplement no. 1-I dated November 14, 2011: :http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

PLUS Based on the Value of the S&P 500® Index due May 25, 2012

Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in product supplement no. MS-1-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the closing value of the underlying index on the valuation date. The PLUS are senior notes issued as part of JPMorgan Chase & Co.’s Series E Medium-Term Notes program. All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
November 22, 2011	November 28, 2011 (3 business days after the pricing date)	May 25, 2012, subject to postponement due to a market disruption event and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-I.
Key Terms
Issuer:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Aggregate principal amount:	$22,482,110
Issue price:	$10 per PLUS (see “Syndicate Information” on page 3)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:	If the final index value is greater than the initial index value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value, for each $10 stated principal amount PLUS,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Initial index value:	1,188.04, the index closing value of the underlying index on the pricing date as published by Bloomberg under the ticker symbol “SPX” or any successor symbol
Final index value:	The index closing value of the underlying index on the valuation date as published on Bloomberg under the ticker symbol “SPX” or any successor symbol.
Valuation date:	May 22, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-I.
Maximum payment at maturity:	$11.30 (113% of the stated principal amount) per PLUS
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Risk factors:	Please see “Risk Factors” beginning on page 6.
November 2011	Page 2

PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM
General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	46636T275 / US46636T2758
Minimum ticketing size:	100 PLUS
Tax considerations:

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your PLUS should be treated as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your PLUS should be treated as short-term capital gain or loss whether or not you are an initial purchaser of PLUS at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the PLUS, in which case the timing and character of any income or loss on the PLUS could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the discussion in “Risk Factors — The tax consequences of an investment in the PLUS are unclear” in this document and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of PLUS.

Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:

The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.

For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement no. MS-1-I.

Benefit plan investor considerations:	See “Benefit Plan Investor Considerations” in the accompanying product supplement no. MS-1-I.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney’s principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Syndicate Information
Issue price of the PLUS	Commissions	Principal amount of PLUS for any single investor
$10.0000	$0.1500	<$1MM
$9.9750	$0.1250	≥$1MM and <$3MM
$9.9625	$0.1125	≥$3MM and <$5MM
$9.9500	$0.1000	≥$5MM

MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, MSSB repurchases the PLUS distributed by such brokers.

This pricing supplement represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying product supplement no. MS-1-I, underlying supplement no. 1-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	200%
Maximum payment at maturity:	$11.30 (113% of the stated principal amount) per PLUS

PLUS Payoff Diagram

How it works

▪	If the final index value is greater than the initial index value, for each $10 principal amount PLUS investors will receive the $10 stated principal amount plus 200% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. Under the terms of the PLUS, an investor will realize the maximum payment at maturity at a final index value of 106.50% of the initial index value.
▪	If the final index value is greater than the initial index value by 4%, the investor will receive a 8% return, or $10.80 per PLUS.
▪	If the final index value is greater than the initial index value by 30%, the investor will receive only the maximum payment at maturity of $11.30 per PLUS, or 113% of the stated principal amount.
▪	If the final index value is less than or equal to the initial index value, the investor will receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.
▪	If the final index value is less than the initial index value by 10%, the investor will lose 10% of its principal and receive only $9 per PLUS at maturity, or 90% of the stated principal amount.

The hypothetical returns and hypothetical payouts on the PLUS shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value:

$10    +    leveraged upside payment:

subject to the maximum payment at maturity of $11.30 for each PLUS,

If the final index value is less than or equal to the initial index value:

Because the index performance factor will be less than or equal to 1.0, this payment at maturity will be less than or equal to $10.

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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the sections entitled “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. MS-1-I and “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

▪	PLUS do not pay interest or guarantee return of any principal and your investment in the PLUS may result in a loss. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index and may be zero.
▪	Appreciation potential is limited by the maximum payment at maturity. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.30 (113% of the stated principal amount) per PLUS. Although the leverage factor provides 200% exposure to any increase in the final index value as compared to the initial index value on the valuation date, because the maximum payment at maturity will be limited to 113% of the stated principal amount for the PLUS, any increase in the final index value by more than 6.50% will not further increase the return on the PLUS.
▪	The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the market value of the PLUS. If we were to default on our payment obligations, you may not receive any amounts owed to you under the PLUS and you could lose your entire investment.
▪	Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent has determined the initial index value, will determine the final index value and will calculate the amount of payment you will receive at maturity, if any. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the underlying index or calculation of the final index value in the event of a discontinuance or material change in method of calculation of the underlying index, may affect the payout to you at maturity. In addition, we are currently one of the companies that make up the underlying index. We will not have any obligation to consider your interests as a holder of the PLUS in taking any corporate action that might affect the value of the underlying index or the PLUS.
▪	The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.
▪	Market price of the PLUS is influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the PLUS in the secondary market, including: the value, expected volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.
▪	Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.
▪	Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index
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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪	Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of the PLUS. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect, the value of the underlying index in a manner that could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have increased the level that the final index value must reach before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, these hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the final index value and, accordingly, the amount of cash an investor will receive at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the PLUS declines.
▪	Secondary trading may be limited. The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMS may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.
▪	The tax consequences of an investment in the PLUS are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the IRS regarding the PLUS. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the PLUS described in “Fact Sheet ― General Information ― Tax considerations” in this document and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I. If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

License Agreement between Standard & Poor’s and J.P. Morgan Securities LLC “Standard & Poor’s®,” “S&P®,” “S&P 500®” and “Standard & Poor’s 500” are trademarks of Standard & Poor’s. and have been licensed for use by J.P. Morgan Securities LLC. See “The S&P 500® Index — License Agreement with S&P” in the accompanying product supplement no. MS-1-I.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 3, 2006 through November 22, 2011. The graph following the table sets forth the daily closing values of the underlying index during the same period. The closing value of the underlying index on November 22, 2011 was 1,188.04. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,057.05	919.32	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,232.91
Fourth Quarter (through November 22, 2011)	1,254.19	1,099.23	1,188.04
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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM
S&P 500® Index Historical Performance – Daily Closing Values January 3, 2006 to November 22, 2011

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds and Hedging” beginning on page PS-31 of the accompanying product supplement no. MS-1-I.

Validity of the PLUS

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the PLUS offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such PLUS will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the PLUS and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

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PLUS Based on the Value of the S&P 500® Index due May 25, 2012 Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these PLUS are a part and the more detailed information contained in product supplement no. MS-1-I dated November 22, 2011 and underlying supplement no. 1-I dated November 14, 2011.

This document, together with the documents listed below, contains the terms of the PLUS, supplements the preliminary terms related hereto dated October 25, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. MS-1-I, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. MS-1-I dated November 22, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

• Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

• Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• Prospectus dated November 14 , 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are service marks of Morgan Stanley.

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